American Oil & Gas, Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
January 29, 2007
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Oil & Gas, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005, Filed April 6, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
Filed May 19, 2006, August 11, 2006 and November 20, 2006
Response letter dated January 3, 2007
File No. 1-31900
Dear Mr. Newberry:
Thank you again for your letter of January 11, 2007, containing comments on my January 3, 2007, Response Letter on behalf of American Oil & Gas, Inc. As mentioned in my January 19th letter to you, here are my responses, on behalf of American Oil & Gas, to your January 11, 2007 letter’s Comment regarding the TCC merger.
Please do not hesitate to contact me if you have any questions or require any further information regarding these matters.
Sincerely,
/s/ Joseph B. Feiten
Joseph B. Feiten
Chief Financial Officer

Comment and American CFO’s Responses
Comment on accounting for the TCC Transaction in the Form 10-KSB for the Fiscal Year Ended December 31, 2005: We note your response to our prior comment 10 and cannot agree with your conclusions. It does not appear that the TCC transactions constituted a transaction between entities under common control as contemplated by the examples in SFAS 141. Revise your financial statements to reflect purchase accounting at fair value, or tell us how you meet the criteria set forth in paragraph 3 of EITF 02-5. Also explain to us the business purpose of this transaction, discussing the value of the stock you exchanged relative to the assets received. Please provide us with a copy of the agreement between you and TCC and a copy of the fairness opinion that you reference in your response.
Response: As American Oil & Gas’s CFO, I appreciate your review of my earlier responses, and I am grateful for your views and comments, which help me in my desire to provide the appropriate accounting for the TCC merger.
American’s management continues to believe that purchase accounting using fair values is not appropriate for the TCC merger. I have provided below for our mutual consideration a systematic analysis of the accounting determination that is more in-depth than found in my letter to you dated January 3, 2007. If after you have considered the analysis herein, you believe that purchase accounting at fair value is appropriate, American management, its outside securities attorney and the engagement audit partner of American’s auditors Hein & Associates, would appreciate a conference call with you to understand the basis for using purchase accounting at fair value.
The purchase accounting values you requested and the nature of the accounting revisions are discussed at the end of this response. American issued to TCC owners restricted stock (which I estimate has a fair value of $18 million) and received tangible assets with an estimated aggregate fair value of $3.2 million and goodwill of $14.8 million.
CFO Overview of the Reasons to Use or Not Use Purchase Accounting at Fair Value
In preparing this response, I have considered primarily SFAS 141 (June 2001), EITF 02-05 (June 2002), SAB Topic 2D (as amended May 2003 by SAB 103), the merger transaction, the Fairness Opinion (Attachment A), the TCC merger agreement (Attachment B), the company history and background leading to the merger. Using CCH Accounting Research Manager, I searched for (but did not find) any publicly available SEC Staff Comment Letters and Responses relevant to the issues of (i) what constitutes “common control” for SFAS 141 and (ii) application of Topic 2D.
I think that the TCC merger constitutes a transaction between entities under common control as contemplated by the scenario of conditions found in footnote 11 of SAB Topic 2D, developed by the SEC staff in consideration of SFAS 141. While that Topic 2D scenario does not meet the SEC staff criteria for common control set forth in paragraph 3 of EITF 02-05, I have considered that Topic 2D came many months after EITF 02-05 was discussed by the EITF and came after the EITF had acknowledged that some EITF members expressed that cases of common control might not be limited to the paragraph 3 criteria.
Below are ten key findings, followed by (i) explanations and further remarks for findings 1, 3 and 7 including a discussion of the business purpose of the merger and (ii) a summary with conclusion:
1.	The TCC merger is clearly an oil and gas exchange or “roll-up” as described in the Facts section of SAB Topic 2D “Financial Statements of Oil and Gas Exchange Offers.” SAB Topic 2D is applicable to the TCC merger.
2.	SAB Topic 2D was amended nearly a year after the last EITF discussion of EITF 02-05 and so amended to reflect SFAS 141.

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3.	SAB Topic 2D’s footnote 11 provides (for oil and gas roll-ups) a scenario of three conditions that the SEC staff would regard as a scenario of common control.

4.	Paragraph 5 of EITF 02-05 states, “The Task Force did not reach a consensus on the issue of how to determine whether common control of separate entities exists. The Task Force discussed the practice being followed by SEC registrants. Some Task Force members expressed uncertainty as to whether common control might exist in situations other than those described [in paragraph 3].”

5.	Topic 2D footnote 11’s scenario does not follow the SEC criteria for common control set forth in paragraph 3 of EITF 02-05 nor does it parallel the examples of common control in paragraph D11 of SFAS 141. Apparently, the SEC staff accounting bulletin Topic 2D as amended in May 2003 found that common control can exist in at least one scenario other than those described in paragraph 3 of EITF 02-05.

6.	With consideration of the five points above and of substance over form, American should look to SAB Topic 2D for guidance on accounting for the TCC merger and in applying SFAS 141 and in considering EITF 02-05.

7.	The TCC Merger parallels the aforementioned Topic 2D scenario in key respects, whereby it is reasonable to consider TCC and American as having common control. The key difference is that the roles were reversed, i.e., prior to the merger, TCC was the equivalent of a managing general partner and American the passive investor. TCC’s president was American’s CEO and Board Chairman for two years prior to the merger. Another TCC owner served as Secretary and Director on American’s Board. I do not see how a reversal of roles would change the conclusion of TCC and American having common control.

8.	If TCC and American have common control, then SFAS 141 calls for the merger to be accounted for using TCC’s book basis under full-cost, i.e., what Topic 2D calls “carryover basis,” the accounting used by American in the 2005 Form 10-KSB as filed. If TCC and American do not have common control, then the merger should be recorded using purchase accounting at fair values.

9.	SAB Topic 2D contains a chart (reproduced later in this response) of “relatively simple circumstances” that differs from SFAS 141 in that the chart provides an additional parameter not found in SFAS 141, i.e., for a roll-up of oil and gas entities having common control, the chart has the accounting dependent on whether the surviving entity is publicly held or not. I do not see where that additional condition is required by, expressed by or consistent with SFAS 141 or EITF 02-05.

10.	Under the terms of the merger agreement (§ 2.10), TCC’s three owners received unregistered shares with no rights to have American register the shares. Further American has not registered the shares. Those shares held by TCC’s three former owners (now senior officers and insiders of American) are substantially illiquid due to (i) Rule 144 restrictions, (ii) the large number of shares issued (16% of outstanding shares immediately following the merger), (iii) the shares’ owners being senior officers at American subject to insider trading rules, and (iv) the difficulty in senior management selling the shares without depressing the stock price (due to, among other things, Rule 144 requirements and Form 4 reporting before all the shares can realistically be sold). Such unregistered shares should have a value per share significantly lower than registered shares, but that value is not readily determinable. In that sense, the unregistered shares are akin to shares in a privately held company for which the Topic 2D chart calls for carry-over basis accounting.

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CFO Discussion of Finding # 1, the TCC Merger being an oil & gas exchange or roll-up, as defined in SAB Topic 2D
The opening paragraph of the Facts section of Topic 2D is as follows (with CFO underlines for the fact pattern of the TCC merger):
"The oil and gas industry has experienced periods of time where there have been a significant number of “exchange offers” (also referred to as “roll-ups” or “put-togethers”) to form a publicly held company, take an existing private company public, or increase the size of an existing publicly held company. An exchange offer transaction involves a swap of shares in a corporation for interests in properties, typically limited partnership interests. Such interests could include direct interests such as working interests and royalties related to developed or undeveloped properties and indirect interests such as limited partnership interests or shares of existing oil and gas companies. Generally, such transactions are structured to be tax-free to the individual or entity trading the property interest for shares of the corporation. Under certain circumstances, however, part or all of the transaction may be taxable. For purposes of the discussion in this Topic, in each of these situations, the entity(ies) or property(ies) are deemed to constitute a business.”
The TCC Merger increased the size of an existing publicly held company by the issuance of unregistered American Oil & Gas common stock for the stock of privately held Tower Colombia Corporation. For some two years prior to the merger and at the time of merger, both companies were oil and gas exploration and production companies (i) having in most cases working interests in the same oil and gas properties, (ii) having the same CEO, (iii) sharing office space and (iv) sharing some personnel. The TCC merger was a Topic 2D “roll-up” of two oil and gas companies.
CFO Discussion of the Purpose of the TCC Merger
Preceding the merger, TCC’s management, TCC’s office space, TCC’s two non-owner employees (a controller and a receptionist), and oil & gas properties were already being shared between TCC and American. Ever since American got into the oil and gas business, TCC and American have had a relationship similar to a general partner and limited partnership, respectively. The primary purpose of the roll-up was to align the two companies permanently and be an effective replacement for the existing sharing arrangements with TCC. It would end “related party transactions” and potential conflicts of interests between TCC and American.
North Finn assisted American in field operations and not in corporate management or general management of oil and gas activities. North Finn was not as closely aligned with American as TCC, and North Finn had other business interests outside oil and gas exploration and production. North Finn did not participate in the roll-up.
A secondary benefit of the merger was to increase by 50% American’s property interest in the key Douglas and Krejci projects while increasing outstanding shares by only 16%.
These benefits were expressed in American’s March 25, 2005 Form 8-K and its Exhibit 99.1, a press release announcing a letter of intent for the merger, the body of which is produced below:
Item 1.01. Entry into a Material Definitive Agreement.
     On March 23, 2005, American Oil & Gas, Inc. (the “Company”) approved and entered into an agreement with Tower Colombia Corporation (“Tower”) pursuant to which Tower provides, effective as of January 17, 2005, certain management services, including, but not limited to, human resource management, asset management services, and accounting and data management services for a monthly management fee of $30,000. This management services agreement will terminate on the earlier of May 31, 2005 or the closing date of a merger between the Company and Tower.

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     Tower’s shareholders are Mr. Patrick O’Brien, Mr. Bob Solomon, and Mr. Kendell Tholstrom. Mr. O’Brien is the Chief Executive Officer and Chairman of the Board of the Company. Mr. Tholstrom is the Secretary and Treasurer of the Company and is a member of the Company’s Board of Directors. [American appointed Mr. O’Brien and Mr. Tholstrom to those offices in February 2003, a month after American Oil & Gas become an oil and gas company.]
Item 7.01. Regulation FD Disclosure.
     On March 24, 2005, the Company issued a press release entitled “American Oil & Gas Signs Letter of Intent to Acquire Tower Colombia Corporation.” A copy of the press release is attached hereto as Exhibit 99.
[The Form 8-K was signed by Andrew Calerich, American’s President and CFO, on March 25, 2005]
EXHIBIT 99.1
“AMERICAN OIL & GAS SIGNS LETTER OF INTENT TO ACQUIRE TOWER COLOMBIA CORPORATION. TRANSACTION TO PROVIDE AN ADDITIONAL 25% INTEREST IN FOUR PROJECT AREAS AND SOLIDIFIES AMERICAN’S IN-HOUSE TECHNICAL MANAGEMENT TEAM.
     DENVER- American Oil & Gas, Inc. (OTC Bulletin Board: AOGI) today announced that it has entered into a letter of intent with Denver, Colorado based Tower Colombia Corporation whereby American will acquire 100% of the outstanding common stock of Tower Colombia Corporation. In exchange, American will issue 5.8 million shares of its restricted common stock.
     In conjunction with the merger, Pat O’Brien will continue as Chief Executive Officer and as Chairman of American. Mr. O’Brien also is the president of Tower. Bob Solomon, currently Vice President of Tower, will become Vice President of American and will be responsible for oil and gas economic and financial evaluations and the acquisition and disposition of oil and gas assets. Kendell Tholstrom, currently Vice President of Tower and a Director of American, will also become Vice-President of American and will be responsible for oil and gas operations. [CFO 2007 note: TCC had two additional employees, a controller with extensive relevant experience and the office receptionist, who with the merger became employees of American.]
     “The combination of American and Tower represents a dramatic step forward for our company,” said Andy Calerich, President of American. “We are very fortunate to be able to bring the management team of Tower on board, and we are pleased that the increased ownership in these project areas, combined with the enhanced ability to expand into additional project areas, will expose us to the potential for significant accretive value. 2005 is already shaping up to be a very active and exciting year.”
     The parties currently are negotiating terms of a definitive merger agreement, and American will obtain a fairness opinion prior to closing.
     Tower Colombia Corporation is a private oil and gas company with an impressive history of successful oil and gas projects and transactions. With extensive oil and gas property evaluation and acquisition experience, Tower has been involved in the review and evaluation of producing properties, undeveloped properties, raw acreage, gas gathering systems, and gas plants in the Rocky Mountain region, East Texas and Canada. Each of the principals of Tower has over 30 years oil and gas finance and petroleum-engineering related experience.
     The acquisition will increase American’s working interest by 50% of its current ownership in the following Rocky Mountain based oil and gas projects:
•	The approximate 103,000 gross acre Douglas project, which includes the approximate 51,000 gross acre Fetter Field natural gas prospect,

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•	The approximate 50,000 gross acre Krejci oil project,

•	The approximate 18,000 gross acre Bear Creek coalbed methane Project,

•	The 6,400 gross acre West Rozel oil field project, and

•	A 5% carried interest in approximately 4,400 Powder River Basin coalbed methane acres, which includes 26 wells that have recently been drilled and completed.
American will also receive Tower’s approximate 29% working interest in approximately 6,300 undeveloped acres located in the Carbon Basin of Wyoming. Upon completion of the merger, American will own a 75% working interest in the Douglas, Krejci, Bear Creek and West Rozel projects described above.
     In addition to the projects described above, American owns varying working interests in 17,000 gross acres at the Big Sky Horizontal Bakken project, and owns 87.5% of the recently announced 10,000 acre South Glenburn oil prospect, where an initial test well is expected to commence drilling before the end of this month.
     American has had a strategic alliance with Tower since American transitioned into the business of oil and gas exploration and production in January of 2003 when Tower, together with North Finn LLC of Casper, Wyoming, sold to American a 50% working interest in approximately 44,000 gross undeveloped acres in three separate projects. In conjunction with that sale, the principals of Tower and North Finn agreed, for a two year period, to provide American with oil and gas operational and technical expertise and agreed to allow American to participate, on an equal basis, in any financing, acquisition or disposition regarding an oil and gas exploration and/or production asset that becomes available to them. During the past two years, Tower’s efforts have resulted in 1) American’s acquisition of leasehold interests in four additional project areas, 2) expansion of American’s acreage positions in existing project areas, and 3) sale of American’s Powder River Basin coalbed methane acreage, subject to retention of a 5% carried working interest, for $1.2 million.
[The press release then ends with two standard paragraphs about American, its website and a disclosure on forward looking information.]
American filed a Form 8-K on April 27, 2005 disclosing that the TCC Merger had been completed on April 21, 2005 and providing as an exhibit American’s press release of the merger. Of note are the following disclosures in the Form 8-K and the exhibit:
[From the 8-K] Simultaneously with the completion of the merger of Tower with and into the Company, Mr. Patrick O’Brien, Mr. Bob Solomon, Mr. Kendell Tholstrom, and Mr. Andrew P. Calerich (each, a “Key Employee”) each signed employment agreements with the Company. Messrs. O’Brien, Tholstrom, and Calerich have retained their positions with the Company and Mr. Solomon was appointed Vice President of the Company. Each Key Employee’s employment agreement has a five year term and sets an annual base salary of $95,000. In addition, each employment agreement provides that the Key Employee will receive standard employment benefits.
[The press release included the following bios of Misters O’Brien, Solomon and Tholstrom:]
Pat O’Brien was chief executive officer, president, co-founder and a director of Tower Colombia Corporation. Prior to co-founding Tower Colombia Corporation in 1995, Mr. O’Brien co-founded Tower Energy in 1984 and co-founded Tower Drilling Company in 1980. Mr. O’Brien began his career in the oil and gas industry with the Dowell Division of Dow Chemical Company where he engineered and supervised all phases of well stimulation and cementing. He joined the Colorado Interstate Gas Company in 1974 where he was responsible for the design, acquisition and development of company-owned gas storage fields. In 1980, Mr. O’Brien joined Montana Power Company as Senior Petroleum Engineer with the responsibility for design, long-range

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planning and performance economics for its exploration and development programs. Mr. O’Brien, who has over 30 years of oil and gas experience, received a B.S. in Petroleum Engineering from the Montana College of Mineral Science and Technology.
Prior to co-founding Tower Colombia Corporation in 1995, Bob Solomon worked at Sonat, Inc in the areas of strategic planning, acquisitions analysis and corporate development for Sonat’s interstate gas pipeline and exploration subsidiaries. He also was employed in various engineering, supervisory and financial capacities for Homestake Mining Company, Colorado Interstate Gas Company, Ethyl Corporation and Atlanta Gas-Light Company. Mr. Solomon has a B.S. degree in Industrial Engineering from the Georgia Institute of Technology (Georgia Tech), and an MBA degree from Stanford University. Mr. Solomon has over 30 years of petroleum industry experience.
Ken Tholstrom has been a principal of Tower Colombia Corporation and managed its oil and gas operations since 1995. He served as Vice President/General Manager for Presidio Oil Company from 1986 to 1995 where he managed an evaluation team that completed six major acquisitions totaling $460 million. His responsibilities included the day-to-day management of 35 office employees and 40 field employees. Mr. Tholstrom worked at Sabine Corporation from 1982 — 1986 as Division Operations Manager. He worked at Terra Resources 1977 — 1986 in various engineering and management positions and ARCO Oil & Gas from 1970 — 1972. Mr. Tholstrom received a B.S. in Petroleum Engineering in 1968 and an M.S. in Petroleum Engineering in 1970 from Montana Tech. He is a Registered Professional Engineer in Colorado and has over 30 years of petroleum industry experience.
CFO Discussion of Finding #3, Topic 2D’s Footnote 11
I have reproduced below Topic 2D’s Question 1 and Interpretive Response, and the Footnote 11 regarding “high degree of common ownership or control”:
     Question 1: What are the staff’s general guidelines in determining the appropriate basis of accounting in an exchange transaction?
     Interpretive Response: The staff believes the basis of accounting should be determined pursuant to the provisions of Statement 141, if it is applicable. Accordingly, where unrelated parties are involved, it is appropriate to apply purchase accounting based on the fair value of either the stock issued or the properties involved.
     The following chart shows the method of accounting to be used under some relatively simple sets of circumstances.
Accounting-Based on Status of Issuing Entity

Condition	Public Company[9]	Non-public Company[10]
High degree of common ownership or common control between issuing corporation and offerees[11]	Purchase accounting based on fair value of stock[12]	Entities under common control — carry-over basis
All other, i.e., without common ownership or control	Purchase accounting based on fair value of stock	Purchase accounting based on fair value of properties

This chart reflects the staff’s view that purchase accounting is generally appropriate except in situations where the principles for transactions involving common control apply. When a non-public entity acts as offeror to a group of related entities, the transaction is essentially a reorganization, and thus there is no basis for a change in the cost basis of the properties involved. If an existing public company (with an established market for its stock) has common ownership or control with the offerees, and the offerees acquire a majority interest in the emerging company, a question may arise as to whether the transaction is a reorganization.

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Footnote 9 through 12 for the above table read as follows:
9.	Issuing corporation is an existing public company before the exchange offer with an established market for its stock (includes situations involving use of a shell company established by a public company).

10.	Issuing corporation is not public prior to the exchange offer and thus has no established market for its stock.

11.	Common control ordinarily exists where the issuing corporation acts as general partner for the offeree partnership(s). Where all the following conditions apply, common control will be considered to exist between the issuing corporation and the offerees even though the issuer does not exercise the same legal powers as a general partner:
1.	The issuer or its survivor initially acquired the property for exploration and development, and

2.	Other investors were of a passive nature, solicited to provide financing with the hope of a return on their investment, and

3.	The issuer or its survivor has continued to exercise day-to-day managerial control.
12.	In rare instances, such as when the property interest owners accepting the exchange offer acquire a majority of the voting shares of the company emerging from the exchange transaction, reorganization accounting may be considered appropriate. In such cases, the particular facts and circumstances should be reviewed with the Commission staff.
I note that Footnote 11’s three conditions above for common control do not fit the SEC staff criteria in EITF 02-05, paragraph 3, i.e., the conditions do not require a person, family or voting block of persons to own more than 50% of both the issuing corporation and the offeree. However, the guidance in SEC Staff Accounting Bulletin Topic 2D as amended in May 2003 should overrule SEC staff criteria shared with the EITF sometime prior to June 30, 2002.
Footnote 11 says, “Common control ordinarily exists where the issuing corporation acts as general partner for the offeree partnership(s).” During my 26 years with PricewaterhouseCoopers, I was involved in the audits of numerous oil and gas limited partnerships and directed several special attestations of reserve values for the roll-up of limited partnerships, updated a book on oil and gas partnerships (Anatomy of a Drilling Fund) and co-authored the last two editions of Petroleum Accounting Principles Procedures & Issues. I cannot recall any case where the general partner owned more than 50% of any limited partnership being rolled-up or could truly force the limited partners to agree to a roll-up. Nevertheless, I can appreciate that the limited partnerships and the general partner were under common control in that the limited partnerships were managed by the general partner and looked to the general partner for operational and technical expertise in the limited partnership acquiring, exploring and developing oil and gas properties.
From my experience with oil and gas partnership roll-ups (primarily in the 1980s), such roll-ups were commonly based on relative present values of each entity’s oil and gas reserves, where the present values used consistent parameters (such as oil prices, gas prices, price escalations, and discount rate) for each entity. The relationship of those reserve values did not necessarily coincide with the relationship of the entities’ book values prior to the merger. Similarly, the TCC merger was not based on relative book values, but carryover basis is the appropriate accounting for entities under common control, such as the case of an oil and gas roll-up of a general partner and its limited partnerships.
CFO Discussion of Finding #7, the TCC Merger parallels in key respects the scenario in Topic 2D’s Footnote 11
In the case of the TCC merger, TCC was the entity similar to a general partner while American was the entity similar to a limited partnership in that American looked to TCC (far more so than North Finn) for the oil and gas expertise to run American. It may be reasonable to say that in the case of the TCC merger, Footnote 11’s three conditions of common control existed, except the roles of TCC and American were reversed. However, the very concept of common control would say that common control would exist even if the roles were reversed.

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The first Risk Factor in American’s 12/31/2003 Form 10-KSB and 12/31/2004 Form 10-KSB/A reads,
     “We depend on a strategic relationship. We are highly dependent on the personnel at Tower Energy Corporation, based in Denver, Colorado, and the personnel at North Finn LLC, based in Casper, Wyoming, for our oil and gas operational and technical expertise. We do not employ any personnel with oil and gas operational or technical expertise. The loss of the relationships with Tower or with North Finn could have a material adverse effect on us.”
Condition #1: The issuer or its survivor initially acquired the property for exploration and development. As noted above, it was TCC (and North Finn in their 50/50 strategic relationship) that initially acquired the oil and gas properties that American acquired (from TCC and North Finn) to start American as an oil and gas company. It was TCC’s management that had the long-standing working relationship with North Finn and that had other industry contacts that brought to American other oil & gas property acquisition opportunities. With TCC’s CEO serving as American’s CEO and with American sharing office space with all of TCC’s owners and employees, TCC’s management was largely responsible (more so than North Finn) for bringing oil and gas property acquisition opportunities to American. The TCC merger in substance parallels the essence of Condition #1, where one entity (like a general partner) is the key entity for evaluating and acquiring oil and gas properties for both entities.
Condition #2: Other investors were of a passive nature, solicited to provide financing with the hope of a return on their investment. American’s role before the merger was of a passive nature, looking to TCC for operational management, but a purpose of the merger was to change that role.
Condition #3: The issuer or its survivor has continued to exercise day-to-day managerial control. It was TCC’s senior management that exercised before and after the merger substantially all the day-to-day managerial control of TCC and American oil and gas operations.
The essence of the three conditions is that prior to the roll-up and after the roll-up, one entity (or its senior management) effectively manages the operations for both entities in the roll-up. In substance, that is true for the TCC/American relationship, which demonstrated in various ways existence of “common control” as expressed in Topic 2D’s footnote 11.
Common control is further evidenced by the merger being determined or approved not by American’s shareholders, but by American’s Board of Directors, where the Chairman and another Director were two of the three owners of TCC and the two senior technical managers of American. With the two TCC owners abstaining, the Board’s remaining five directors unanimously approved on April 18, 2005 going forward with the Merger agreement signed April 21, 2005.
CFO’s Summary and Conclusion
The TCC/American relationship is in substance similar to the essence of the common control scenarios found in Topic 2D footnote 11. The TCC/American relationship constituted “common ownership” for which SFAS 141 calls for accounting using carry-over costs.
The Topic 2D chart guidance for public companies with “common control” would not apply in American’s case, either because (a) American issued unregistered stock with very limited marketability, akin to the stock of a privately held company (for which the chart calls for accounting using carry-over basis), or (b) the chart guidance of having different accounting for public held companies with common control vs privately held companies with common control is an additional condition not required by, expressed by or consistent with SFAS 141 or EITF 02-05. While it seems appropriate (in light of EITF 02-05) for an SEC Staff Accounting Bulletin to provide interpretations and rules as to what constitutes “common control” for applying SFAS 141, it seems inappropriate for an SAB to provide guidance that says if there is common control, the choice of accounting depends on an additional condition as to whether the surviving entity is public or not.

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Requested CFO Discussion of the Value of the Stock American Exchanged Relative to the Assets Received.
American exchanged 5,800,000 restricted shares of its common stock, with the share owners having no rights to registration. The Merger Agreement was reached April 21, 2005, when the closing price of a registered share was $3.66. American had issued a press release on March 24, 2005 (closing price $3.27) and filed a Form 10-K on March 25, 2005 disclosing that American and TCC had signed a letter of intent for the merger wherein American would issue 5,800,000 shares to Tower. However, per SFAS 141, par. D5, a “business combination is not initiated until the major terms are set and announced publicly or formally communicated to the shareholders who will tender their shares to the issuing corporation.” If the TCC Merger were regarded as a Business Combination, I view the “initiation” of the merger as being April 21, 2005, the later of when American disclosed the plans to issue 5,800,000 shares and the actual signing of the merger agreement when the major terms were set.
The following table summarizes the book values, net assets’ estimated fair values and the stock fair values of American (pre-merger) and of TCC at the time of the merger agreement on April 21, 2005:

	American		Tower Colombia
	Book	Fair Value	Book	Fair Value
Net Assets (in thousands):
Working capital	$4,899	$4,899	$(28)	$(28)

Oil & gas property:
Big Sky project	985	6,000	—	—
Other evaluated, net of all amortization	1,234	656	36	326

Subtotal, evaluated property	2,219	6,656	36	326
Unevaluated property	2,158	5,554	638	2,899

Total oil & gas property	4,377	12,210	674	3,225

Other assets	6	6	3	3
Long-term liabilities	(42)	(42)	—	—

Net Assets	$9,240	$17,073	$649	$3,200

Fair value of related American stock:
4/21/05 price of common stock		$3.66		$3.66
Discount for lack of liquidity (10%-20%)				15%
Fair value per share		$3.66		$3.11
x shares of American’s common stock		29,976,202		5,800,000

Fair value of American stock (000s)		$109,713		$18,044

Less est. fair value of net assets (000s)		(17,073)		(3,200)

Excess of stocks’ FV over net assets’ FV		$92,640		$14,844

American’s small interest (less than 2%) in Big Sky had a 12/31/2004 pre-tax PV10 of $4,936,583 for proved reserves. I estimate its fair value at the time of merger would approximate $6 million.1 American’s interest in Big Sky would later have a 12/31/2005 pre-tax PV10 of $12.2 million and be

[1]	I, Joseph Feiten, have significant experience in the appraisal of oil and gas properties. From 1989 (when I was co-director of Coopers & Lybrand’s Petroleum Engineering Group) until the PwC merger in 1998, I was Coopers & Lybrand leading litigation expert for testifying on the fair value of oil and gas properties. My valuations covered well over $1 billion in oil and gas properties. My estimates of fair values for American and TCC properties are approximations based on the information readily available to me, and may be refined if purchase accounting is used for the TCC merger.

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sold on March 31, 2006 for $10.7 million. TCC had no interest in Big Sky because TCC elected not to participate in the relatively small working interest.
For unevaluated properties, estimated fair value exceeded book basis largely due to excess values attributable to the Douglas and Krejci projects following the February 2005 agreement with Sunstone to buy into the Douglas project by paying a disproportionate share of drilling costs and paying additional cash to the other working interest owners (American, TCC and North Finn). TCC unevaluated properties total fair value is 52% (rather than 50%) of American unevaluated properties’ total fair value due to TCC having interests in some properties for which American did not participate. For unevaluated properties other than Douglas and Krejci, TCC’s acquisition cost as reflected in book basis was used as a reasonable estimate of fair value.
As discussed previously in this response, the value of shares issued to TCC owners warrant a discount to the stock price quoted on the AMEX stock exchange. The discount is not readily determinable and subjective. In researching this issue, I did not find a basis for a discount greater than 30% and believe a reasonable discount falls in the range of 10% to 20% of the Amex quoted stock price. I selected 15%, the mid-point.
The $92.6 million excess of American’s stock value over the estimated fair market value of the underlying tangible assets is akin to unrecorded goodwill. A portion may be due to the publicly traded shares’ liquidity whereas the underlying oil and gas properties are relatively illiquid and expected to be monetized by exploration and development. However, a large portion of the excess value is likely due to American’s early success at the Big Sky project, a horizontal drilling play that may have triggered investors to attribute goodwill to American when it had (i) much larger working interests in much larger acreage positions in the Krejci project and the Douglas project, where horizontal drilling was planned and (ii) of course, opportunities (with TCC’s assistance) to acquire other acreage positions for application of horizontal drilling. As noted in the merger press release, the TCC merger would increase American’s 50% working interests in Krejci and Douglas to 75%.
CFO Discussion of the Financial Impact of Using Purchase Accounting at Fair Value
The $14,844,000 excess value would be recorded as goodwill (considering SFAS 142 and SFAS 141, par 42). I could not find TCC having any intangible assets apart from goodwill (SFAS 141, par 39). Subsequent to the merger through today, the fair value of American’s stock continues to be well in excess of a book value increased for $14.8 million of goodwill. There is no evidence of the $14.8 million in goodwill being impaired at December 31, 2005 or December 31, 2006.
No portion of the American shares issued in the TCC merger appears to be share-based compensation. Issuance of the shares was not tied to past or future performance. The five-year employment agreements provide for cash compensation and employee benefits similar to what TCC had been paying in salary to their owners before the merger, plus (at the American Board’s discretion) an annual performance based bonus. The $14.8 million in TCC goodwill is only 16% of the $92.6 million excess value for American, whereas the TCC merger is increasing by 50% American’s interests in two key American properties that American plans to explore and develop.
Recording the net tangible assets at a fair value of $3.2 million creates a permanent tax difference from the net assets’ tax basis of approximately $0.6 million. Recording at fair value does not change American’s deferred income tax liability.
The use of purchase accounting at fair value would have no significant effect on statements of operation for reporting periods in 2005 since evaluated property costs would increase by less than 5%, increasing DD&A by less than $60,000 for 2005. Purchase accounting at fair value would significantly increase costs of unevaluated oil & gas properties (and the full cost pool), which would reduce the $7.2 million in gains recognized in 2006 by approximately $1,000,000.

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Attachment A

1675 Larimer Street Suite 300 Denver, Colorado 80202	Phone (303) 825-1825 1-(800) 525-3086 Fax (303) 825-3789 www.ntbinc.com
NEIDIGER TUCKER BRUNER, INC. Investment Bankers
Member NASD/SIPC
April 21, 2005
The Board of Directors
American Oil & Gas, Inc.
1050 Seventeenth Street, Suite 1850
Denver, CO 80265
To the Board of Directors,
American Oil & Gas, Inc. (the “Company” or “AOGI”), a Nevada corporation, is considering and/or intends to execute and enter into an Agreement and Plan of Merger (the “Agreement”) with Tower Colombia Corporation, a Colorado corporation (“Tower”), Mr. Patrick O’Brien, an individual (Mr. O’Brien”), Mr. Bob Solomon, an individual (“Mr. Solomon), and Mr. Kendell Tholstrom, an individual (Mr. Tholstrom”) and, referred to collectively with Mr. O’Brien and Mr. Solomon as the (“Tower Shareholder”). Pursuant to the terms and conditions of the Agreement, it is contemplated that Tower and AOGI combine into a single company with the statutory merger of Tower with and into AOGI (the “Merger”). Upon execution of the Agreement, and subject to all terms and conditions therein, and closing of the Transaction (“Transaction”), the Tower shareholder shall surrender to AOGI all of the outstanding shares of capital stock of Tower and AOGI shall deliver to the Tower Shareholders shares of AOGI Common Stock, in accordance with the terms of this Agreement. The total consideration to be received by the Tower Shareholders pursuant to the Merger and closing shall be 5,800,000 shares of AOGI Common Stock. The Board of Directors of AOGI requests Neidiger, Tucker, Bruner, Inc. (“NTB”) render its opinion (the “Opinion”) as to the fairness of the Agreement and the terms contained therein, and render its opinion (the “Opinion”) as to the fairness of the Transaction from a financial point of view, to the shareholders of the Company.

The Board of Directors
American Oil & Gas, Inc.
April 21, 2005

Under the terms of Agreement, as more fully described therein, and upon closing of the Transaction, AOGI shall acquire all of the property, rights, privileges, powers, debts, liabilities and duties of Tower. Tower has delivered to AOGI the Tower Financial Statements for the year ended December 31, 2004 which Tower has represented were prepared in accordance with GAAP, and fairly present in all material respects the consolidated financial condition and operating results of Tower as of said date. Except as set forth in the Agreement and in connection with the Transaction, Tower represents it has conducted its business in the ordinary course consistent with past practice.
In connection with our examination, we have reviewed, among other things, (i) Agreement and Plan of Merger by and Among the Company, Tower and the Tower Shareholders dated April 21, 2005, (ii) Confidential Private Placement Memorandum for AOGI September 13, 2004, (iii) publicly available information for AOGI, including but not limited to the Company’s Forms 10-KSB for the fiscal years ended December 31, 2003 and December 31, 2004 and Form 10-QSB for the quarterly period ended September 30, 2004, as filed with the Securities and Exchange Commission, (iv) AOGI Estimated Future Reserves and Income Attributable to Certain Leasehold Interests as of December 31, 2003 and December 31, 2004 as prepared by Ryder Scott Company, (v) the financial condition of the Company, including but not limited to its capital structure, (vi) various other documents and information regarding the Company as provided, (vii) Purchase and Sale Agreement dated January 17, 2003, entered into by and among Tower, AOGI and North Finn, LLC., (viii) various other documents and information regarding Tower as provided by the Company and Tower (ix) discussions held with the management of the Company and Tower, and (x) publicly available information regarding the oil and gas industry and various companies within the industry.
In rendering our Opinion, we have relied on the accuracy and completeness of the financial and other information provided to us by the Company, Tower and their respective management and have made no independent verification of such information.
Neidiger,Tucker,Bruner, Inc., as part of its investment banking service, is regularly engaged in the valuation of businesses, securities and assets in connection with mergers, acquisitions, underwritings, sales and distribution of securities, private placements and valuations for corporate and other purposes.

The Board of Directors
American Oil & Gas, Inc.
April 21, 2005

Based on the foregoing and such other factors, as we deem relevant, we are of the opinion that the terms and conditions of the Agreement and Plan of Merger reviewed, are fair and reasonable from a financial point of view to the shareholders of American Oil & Gas, Inc.
Sincerely,
NEIDIGER,TUCKER,BRUNER, INC.

Anthony B. Petrelli
Managing Director — Investment Banking
Senior Vice President
ABP/bGw

Attachment B
Agreement and Plan of Merger
Between American Oil & Gas, Inc. and
Tower Colombia Corporation
As filed with the SEC on April 27, 2005,
as Exhibit 2.1 of Post Effective Amendment No. 1 to Form SB-2

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of April 21, 2005, by and among American Oil & Gas, Inc., a Nevada corporation (“AOGI”), Tower Colombia Corporation, a Colorado corporation (“Tower”), Mr. Patrick O’Brien, an individual (“Mr. O’Brien”), Mr. Bob Solomon, an individual (“Mr. Solomon”), and Mr. Kendell Tholstrom, an individual (“Mr. Tholstrom”). Messrs. O’Brien, Solomon and Tholstrom are collectively referred to as the “Tower Shareholders.”
RECITALS
     WHEREAS, the respective Boards of Directors of each of Tower and AOGI believe it is in the best interests of their respective companies and the stockholders of their respective companies that Tower and AOGI combine into a single company through the statutory merger of Tower with and into AOGI (the “Merger”) and, in furtherance thereof, have approved this Agreement and the Merger;
     WHERAS, Tower and AOGI desire to make certain representations and warranties and other agreements in connection with the Merger;
     WHEREAS, in order to induce AOGI to enter into this Agreement, and as additional consideration therefor, the Tower Shareholders desire to make certain agreements contained herein in connection with the Merger;
     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties, intending to be legally bound agree as follows:
     1. DEFINITIONS.
          1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
     “AOGI” has the meaning set forth in the introductory paragraph.
     “AOGI Common Stock” means the common stock of American Oil & Gas, Inc., $0.001 par value per share.
     “AOGI Disclosure Schedule” means the disclosure schedule of AOGI attached hereto as Schedule B.
     “AOGI Indemnified Person” and “AOGI Indemnified Persons” have the meanings set forth in Section 8.2(a).
     “AOGI Material Contract” has the meaning set forth in Section 4.10(c).
     “Agreement” has the meaning set forth in the introductory paragraph.

     “Articles of Merger” means the Articles of Merger attached hereto as Exhibit A.
     “Cap” means the lesser of (i) an amount equal to the aggregate bid price of the Merger Shares on the OTC Bulletin Board on the date of this Agreement or (ii) an amount equal to the aggregate bid price of the Merger Shares on the OTC Bulletin Board, or on such other national security exchange or registered securities association the AOGI Common Stock is then traded, on the first day an amount was due and payable to the Tower Shareholders pursuant to Section 8.2(b) of this Agreement.
     “Certificates” has the meaning set forth in Section 2.5.
     “Closing” has the meaning set forth in Section 2.2.
     “Closing Date” has the meaning set forth in Section 2.2.
     “Confidential Information” means all non-public information of any party to this Agreement, in any format, whether of a technical, business or other nature, including, without limitation, any trade secrets, finding, specifications, processes, inventions, designs, pictures, programs, source codes, budgets, business or marketing plans, financial information, work in progress, price lists, product descriptions, customer lists, prospective customer lists, or supplier lists. “Confidential Information” also includes all information concerning the existence and progress of the parties’ dealings.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Colorado Law” means the applicable provisions of the Colorado Business Corporation Act.
     “Effective Time” means 12:01 am, Denver, Colorado time, on January 1, 2005.
     “Environmental Laws” means all Federal, state, local and foreign statutes (civil and criminal), laws, ordinances, regulations, rules, notices, permits, judgments, orders and decrees applicable to any of them or any of their respective properties, assets, operations and businesses relating to environmental protection.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “GAAP” means United States generally accepted accounting principles.
     “Governmental Entity” means any federal, state, local or other governmental, regulatory or administrative agency, commission, department, board or other governmental subdivision, court, tribunal or arbitrating body.
     “Indemnification Claim” has the meaning set forth in Section 8.4(a).

     “Indemnified Person” means either the AOGI Indemnified Person or AOGI Indemnified Persons, or the Tower Indemnified Person or Tower Indemnified Persons making an Indemnification Claim pursuant to Section 8.4.
     “Knowledge,” means (i) with respect to an individual, an individual will be deemed to have knowledge of a particular fact or other matter if that individual is actually aware of the fact or matter, (ii) with respect to Tower, Tower will be deemed to have knowledge of a particular fact or other matter if any Tower Shareholder has, or at any time had, Knowledge of that fact or other matter, and (iii) with respect to AOGI, AOGI will be deemed to have Knowledge of a particular fact or other matter if Andrew P. Calerich has, or at any time had, Knowledge of the fact or other matter.
     “Material Adverse Effect” shall mean the occurrence of any event, change, circumstance or effect that individually or in the aggregate (taking into account all other such related events, changes, circumstances or effects), is, or would reasonably be expected to (A) be materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of an entity, or (B) materially hinder or delay an entity’s ability to consummate the transactions contemplated herein.
     “Material Contract” has the meaning set forth in Section 3.12(c).
     “Merger” has the meaning set forth in the recitals.
     “Merger Shares” has the meaning set forth in Section 2.5.
     “Mr. O’Brien” has the meaning set forth in the introductory paragraph.
     “Mr. Solomon” has the meaning set forth in the introductory paragraph.
     “Mr. Tholstrom” has the meaning set forth in the introductory paragraph.
     “Nevada Law” means the applicable provisions of the Nevada Revised Statutes.
     “Notice of Claim” has the meaning set forth in Section 8.4(b).
     “Permitted Encumbrances” has the meaning set forth in Section 3.15.
     “Person” shall mean an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.
     “Returns” has the meaning set forth in Section 3.21(a).
     “Securities Act” means the Securities Act of 1933, as amended.
     “Statement of Merger” means the Statement of Merger attached hereto as Exhibit B.
     “Surviving Corporation” has the meaning set forth in Section 2.1.
     “Tower” has the meaning set forth in the introductory paragraph.

     “Tower Common Stock” means the common stock of Tower Colombia Corporation, no par value per share.
     “Tower Disclosure Schedule” means the disclosure schedule of Tower attached hereto as Schedule A.
     “Tower Employee Plans” has the meaning set forth in Section 3.18(a).
     “Tower Financial Statements” means Tower’s financial statements dated December 31, 2004.
     “Tower Indemnified Person” and “Tower Indemnified Persons” have the meanings set forth in Section 8.2(b).
     “Tower Shareholders” has the meaning set forth in the introductory paragraph.
     “Tax” and “Taxes” mean any and all federal, state and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, stamp transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity;
     2. TRANSACTION.
          2.1 The Merger. Upon filing the Statement of Merger and the Articles of Merger as set forth in Section 2.2 below, subject to and upon the terms and conditions of this Agreement, the Statement of Merger, the Articles of Merger, the Colorado Law, and the Nevada Law, Tower shall be merged, effective as of the Effective Time, with and into AOGI, the separate corporate existence of Tower shall cease and AOGI shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).
          2.2 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable, but no later than five (5) business days after the satisfaction or waiver of each of the conditions set forth in Section 7 hereof, or at such other date and time as the parties hereto agree (the “Closing Date”). The Closing shall take place at the offices of AOGI, or at such other location as the parties hereto agree. On the Closing Date the Tower Shareholders shall surrender to AOGI all of the Certificates, and AOGI shall deliver to the Tower Shareholders shares of AOGI Common Stock, in accordance with the terms of this Agreement. On or immediately after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Statement of Merger, together with any required certificates, with the Secretary of State of the State of Colorado in accordance with the relevant provisions of Colorado Law, and the Articles of Merger, together with any required certificates, with the Secretary of State of the State of Nevada in accordance with the relevant provisions of Nevada Law.

          2.3 Effect of the Merger.
               (a) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Statement of Merger, the Articles of Merger, the applicable provisions of Colorado Law, and the applicable provisions of Nevada Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Tower and AOGI shall vest in the Surviving Corporation, and all debts, liabilities and duties of Tower and AOGI shall become the debts, liabilities and duties of the Surviving Corporation.
               (b) Each share of AOGI common stock, $0.001 par value per share, that is issued and outstanding immediately prior to Closing shall remain outstanding, and shall have identical designations, preferences, limitations, and relative rights immediately after the Closing and shall continue to evidence ownership of such shares of common stock of AOGI, as the Surviving Corporation.
          2.4 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of AOGI, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation.
          2.5 Merger Consideration. The total consideration to be received by the Tower Shareholders pursuant to the Merger shall be 5,800,000 shares (the “Merger Shares”). Schedule 2.5 sets forth the names and addresses of the Tower Shareholders, together with the number of shares of Tower Common Stock owned by each of the Tower Shareholders. At Closing, and upon delivery to AOGI of the certificates and agreements which represent the Tower Common Stock (the “Certificates”), AOGI shall deliver to the Tower Shareholders the number of shares of AOGI Common Stock set forth opposite their respective names in Schedule 2.5. Tower and each of the Tower Shareholders acknowledge and agree that the allocation of the Merger Shares as set forth in Schedule 2.5 has been determined solely by Tower and the Tower Shareholders, and no other party to this Agreement has any responsibility or obligation with respect to such allocation.
          2.6 Surrender of Certificates.
               (a) Exchange Procedures. Upon the surrender to AOGI of the Tower Shareholders’ Certificates for cancellation at the Closing, the respective owner of each such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of Merger Shares which that owner has the right to receive pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.7, each Certificate shall, at and after the Closing Date, be deemed to represent only the right to receive, upon surrender of such Certificate, the certificate representing the appropriate number of Merger Shares and any adjustments to the Merger Shares as contemplated by Section 2.9.
               (b) Dividends and Distributions. No dividends or other distributions that are declared on or after the Effective Time on AOGI Common Stock or are payable to the holders of record thereof on or after the Effective Time will be paid to persons entitled by reason of the Merger to receive certificates representing AOGI Common Stock until such persons surrender their Certificates, as provided in this Section 2.7. Subject to the effect of applicable law, there shall be paid to the record holder of the certificates representing such AOGI Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to whole shares of such AOGI Common Stock, provided that such dividends or other distributions have a record date on or after the Effective Time and a payment date prior to such surrender; and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amounts of dividends or other distributions payable with respect to whole shares of AOGI Common Stock and having a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.
               (c) No Further Ownership Rights in Tower Common Stock. The Tower Shareholders acknowledge and agree that all shares of AOGI Common Stock issued upon the surrender of Certificates in accordance with the terms hereof are, and shall be deemed to have been, issued in full satisfaction of all rights pertaining to the Tower Common Stock.
          2.7 Fractional Shares. No certificates or scrip representing fractional shares of AOGI Common Stock shall be issued upon the surrender for exchange of Certificates. In lieu of any such fractional securities, the number of shares of AOGI Common Stock to be received by each holder of Tower Common Stock who would otherwise be entitled to a fraction of a share of AOGI Common Stock (after aggregating all fractional shares of AOGI Common Stock to be received by such holder) shall be rounded up or down to the nearest whole share.
          2.8 Adjustments. The Merger Shares shall be equitably adjusted to reflect fully the effect of any stock split, reverse split, stock combination, stock dividend, recapitalization or other like change with respect to AOGI Common Stock occurring after the date hereof and prior to Closing.
          2.9 Taking of Necessary Action; Further Action. Each of AOGI and Tower shall take all such reasonable and lawful action as may be necessary or desirable in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all, as applicable, assets, property, rights, privileges, powers and franchises of Tower and AOGI, the officers and directors of the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
          2.10 Restricted Securities. The Merger Shares will be issued in a transaction exempt from registration under the Securities Act, and applicable state law pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act, and as such will constitute “restricted securities” within the meaning of the Securities Act. Each certificate issued representing the shares of AOGI Common Stock to be issued in connection with the Merger shall be imprinted with a legend that sets forth a description of the restrictions on transferability of those securities, which legend will read substantially as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ARE ‘RESTRICTED SECURITIES’ AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THE ISSUER OF THE SECURITIES MAY REQUEST THE HOLDER TO PROVIDE AN OPINION OF HOLDER’S LEGAL COUNSEL IN ORDER TO ESTABLISH THE VALIDITY OF AN EXEMPTION FROM REGISTRATION CLAIMED BY THE HOLDER.”
     3. REPRESENTATIONS AND WARRANTIES OF TOWER.
     Tower represents and warrants to AOGI that the statements contained in this Section 3 are true and correct, except as set forth in the Tower Disclosure, and that the statements contained in this Section 3 are correct and complete as of the date hereof and shall be correct and complete as of the Closing Date.
          3.1 Organization, Standing and Power. Tower is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado. Tower has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted. Tower is duly qualified to do business and is in good standing in each of the jurisdictions in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect. Tower has delivered to AOGI a true and correct copy of the articles of incorporation and bylaws of Tower, each as amended to date. Tower is not in violation of any of the provisions of its articles of incorporation or bylaws.
          3.2 Authority; Enforceability. Tower has all requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Tower as required by Colorado Law, the consummation by Tower of the transactions contemplated hereby has been duly authorized by all requisite corporate action of Tower. This Agreement has been duly executed and delivered by Tower and, assuming due authorization, execution and delivery of this Agreement by AOGI, constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto) will constitute, valid and legally binding obligations of Tower, enforceable against Tower in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          3.3 Noncontravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which Tower is subject, or any provision of its articles of incorporation or bylaws, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Tower is a party or by which it is bound or to which any of its assets is subject, (iii) result in the imposition or creation of any Lien upon or with respect to the Tower Common Stock (other than in connection with the Merger), or (iv) require the consent, authorization or approval of a third party (other than the shareholders of Tower) or Governmental Entity (other than the filing of the Statement of Merger and the Articles of Merger as provided in Section 2.2).
          3.4 Capitalization; Shares; Shareholder Information.
               (a) Capitalization. The authorized capital stock of Tower consists of 50,000 shares of Tower Common Stock, of which 1,000 shares are issued and outstanding. All outstanding shares of Tower Common Stock are duly authorized, validly issued, fully paid and non-assessable, are free and clear of all mortgages, pledges, security interests, liens, charges, claims, restrictions, easements or other encumbrances of any nature, and are not subject to preemptive rights or rights of first refusal created by statute, the articles of incorporation or bylaws of Tower or by any agreement to which Tower is a party or by which it is bound. Schedule 2.5 sets forth a true and complete list of the Tower Shareholders, and there are no holders of record of Tower Common Stock other than the Tower Shareholders. Except for the rights created pursuant to this Agreement, there are no options, warrants, calls, rights, commitments or agreements of any character to which Tower is a party or by which it is bound, obligating Tower to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Tower Common Stock or obligating Tower to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no other contracts, commitments or agreements relating to voting, purchase or sale of Tower Common Stock (i) between or among Tower and any of its shareholders; and (ii) between or among any of the Tower Shareholders. All shares of outstanding Tower Common Stock were issued in compliance with all applicable federal and state securities laws. At the Effective Time, there will be no accrued but unpaid dividends on shares of Tower Common Stock.
               (b) Subsidiaries. Tower does not own, directly or indirectly, beneficially or otherwise, any capital stock in any other corporation, limited liability company or like entity. Tower is not a partner in any partnership.
               (c) Approval of Agreement. The Board of Directors of Tower unanimously (a) approved this Agreement and the Merger; (b) determined that in its opinion the Merger is in the best interests of the shareholders of Tower and is on terms that are fair to such shareholders; and (c) recommended that the shareholders of Tower approve this Agreement and the Merger. All of the necessary Tower Shareholders’ consents have been obtained approving this Agreement, the Merger and the transactions contemplated hereby, each of which is fully effective under applicable Colorado Law.
          3.5 Financial Statements. Tower has delivered to AOGI the Tower Financial Statements. The Tower Financial Statements were compiled from the books and records of Tower regularly maintained by management, were prepared in accordance with GAAP, and fairly present in all material respects the consolidated financial condition and operating results of Tower as of the dates, and for the periods, indicated therein.
          3.6 Absence of Certain Changes. Except as set forth in Section 3.6 of the Tower Disclosure Schedule, since December 31, 2004 through the date hereof, other than in connection with the transactions contemplated by this Agreement, Tower has conducted its business in the ordinary course consistent with past practice and has not:
               (a) incurred a Material Adverse Effect;
               (b) sold, leased, or otherwise disposed of any material asset of Tower;
               (c) made any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Tower, or any direct or indirect redemption, purchase or other acquisition by Tower of any of its shares of Tower Common Stock;
               (d) incurred any indebtedness for borrowed money or made any capital expenditures, or otherwise materially impaired Tower, or its assets, operations, or financial condition;
               (e) entered into any Material Contract, or any material amendment or termination of, or default under, any Material Contract to which Tower is a party or by which it is bound;
               (f) amended, restated, or otherwise changed or superseded its articles of incorporation or bylaws;
               (g) other than paying each of the three Tower Shareholders a salary of $95,000 per year, made any increase in or modification of the compensation or benefits payable or to become payable by Tower to any of its directors or employees; and
               (h) entered into any negotiation or agreement to take any of the actions described in (a) through (g) (other than negotiations with AOGI and its representatives regarding the transactions contemplated by this Agreement).
          3.7 Absence of Undisclosed Liabilities. Except for liabilities reflected or reserved against in the Tower Financial Statements (including the notes, if any, thereto), and liabilities set forth in Section 3.7 of the Tower Disclosure Schedule, Tower has no liabilities other than liabilities incurred in the ordinary course of business since the date of the Tower Financial Statements.

          3.8 Governmental Authorization; Compliance with Laws. Tower has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of every applicable Governmental Entity, except as would not have a Material Adverse Effect on Tower, or its assets, operations, or financial condition. Tower has not received any written notice of any material violation of any law, ordinance, regulation, or order applicable to Tower or the business conducted by it. Except as set forth in Section 3.8 of the Tower Disclosure Schedule, Tower holds all permits, licenses, consents, and authorizations that are necessary for the conduct of its business, except where any failure to hold such authorization would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Tower. This Section 3.8 does not relate to tax matters related to Tower, which are instead the subject of Section 3.17, to employee benefits matters related to Tower, which are instead the subject of Section 3.18, or to environmental matters related to Tower, which are instead the subject of Section 3.16.
          3.9 Litigation. Except as set forth in Section 3.9 of the Tower Disclosure Schedule, there are no legal claims pending, or to Tower’s Knowledge threatened, against Tower or any of Tower’s assets or properties. Except as set forth in Section 3.9 of the Tower Disclosure Schedule, there are no existing orders, judgments, settlements, injunctions, or decrees of any Governmental Entity to which Tower, or any of Tower’s assets, properties, business, or operations are subject. Nothing disclosed in Section 3.9 of the Tower Disclosure Schedule has, or could reasonably be expected to have, the effect of prohibiting or materially impairing any current or future business practice of Tower, any acquisition of property by Tower, or the conduct of business by Tower as currently conducted or as proposed to be conducted by Tower.
          3.10 Intellectual Property. Section 3.10 of the Tower Disclosure Schedule identifies each patent, trademark, or registration that has been issued to Tower with respect to any of its intellectual property, identifies each pending application which Tower has made with respect to any of its intellectual property, and identifies each material license, agreement or other permission that Tower has granted to any third party with respect to its intellectual property.
          3.11 Books and Records. All of the books and records of Tower have been made available to AOGI and have been prepared and maintained in accordance with good business practices and, to the best of Tower’s Knowledge, in compliance with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) and requirements of every applicable Governmental Entity.
          3.12 Material Contracts.
               (a) Section 3.12(a) of the Tower Disclosure Schedule lists each Material Contract of Tower, with a designation of those Material Contracts to which AOGI is a party. Other than those Material Contracts of Tower to which AOGI is a party, Tower has delivered to AOGI a complete and accurate copy of each written Material Contract and all amendments or modifications thereto. Except as set forth in Section 3.12(a) of the Tower Disclosure Schedule, each Material Contract, to Tower’s Knowledge, that was oral when entered into by Tower has been reduced to writing.

               (b) With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Tower, and to Tower’s Knowledge, with respect to each other party thereto; (ii) the Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Effective Time in accordance with its terms as in effect prior to the Effective Time; and (iii) neither Tower, nor to Tower’s Knowledge, any other party, is in breach or default, and no event has occurred that, with notice or lapse of time or both, would constitute a breach or default by Tower or, to Tower’s Knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract, and no notice of any such alleged breach or default has been served on or received by Tower. No prior consent of any party to a Material Contract is required for the consummation by Tower of the transactions contemplated hereby to be in compliance with the provisions of such Material Contract.
               (c) “Material Contract” means any contract, agreement, lease (other than oil and gas leases), promissory note, evidence of indebtedness, purchase order, letter of credit, license or other legally binding agreement of any nature, whether written or oral, to which Tower is a party, and (i) the performance of which will involve either consideration in any one year in excess of $10,000 or total consideration over the life of that agreement in excess of $50,000, (ii) which evidence indebtedness of at least $25,000, (iii) creates or relates to the creation of any partnership, joint venture or any sharing of revenues, profits, losses, costs or liabilities, or (iv) that could reasonably be expected to cause a Material Adverse Effect on Tower if breached by Tower in such a manner as would (A) permit any other party to cancel or terminate the same (with or without notice of passage of time); (B) provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from Tower; or (C) give rise to a right of acceleration of any material obligation or loss of any material benefit under such Material Contract.
          3.13 Accounts Receivable. Subject to any reserves set forth therein, the accounts receivable shown on the Tower Financial Statements or on the accounting records of Tower as of the Closing Date are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practices, are not subject to any prior assignment, lien or security interest, and are not subject to valid defenses, set-offs or counter claims. Unless paid prior to the Closing Date, such accounts receivable are or will be as of the Closing Date current, on a 45-day basis, and collectible net of the respective reserve shown on the Tower Financial Statements or on the accounting records of Tower as of the Closing Date (which reserves are adequate and calculated consistently with past practice).
          3.14 Employees and Consultants. Section 3.14 of the Tower Disclosure Schedule contains a list of the names of all current employees (including without limitation part-time employees and temporary employees), leased employees, and consultants of Tower, together with their respective salaries or wages, other compensation, dates of employment and positions and identifies all agreements between Tower and such individuals or entities.
          3.15 Title to Property. Tower has not permitted any encumbrances on its oil and gas leasehold interests, except (i) with respect to those oil and gas leasehold interests in which AOGI also has an interest, encumbrances that were permitted by AOGI on an equal proportional basis, and (ii) with respect to those oil and gas leasehold interests in which AOGI has no interest, encumbrances that are disclosed on Section 3.15 of the Tower Disclosure Schedule.
          3.16 Environmental Matters.
               (a) Except as disclosed on Section 3.16(a) of the Tower Disclosure Schedule, Tower and its affiliates have been and are currently in compliance with all applicable Environmental Laws, except for noncompliance as would not have a Material Adverse Effect on Tower or its assets, operations, or financial condition. Such compliance includes the possession of permits and governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof and there are no conditions on or relating to any of Tower’s properties or assets (including conditions on or relating to properties or assets previously owned by Tower to the extent that Tower has or would have responsibility for those conditions) that might lead to a claim under Environmental Laws, whether actual or contingent, arising out of actions, occurrences or contamination on or before the Effective Time (under Environmental Laws existing on that date), whether or not any claim with respect to such actions, occurrences or contamination are brought before or after the Effective Time, except for such noncompliance as would not have a Material Adverse Effect on Tower or its assets, operations, or financial condition.
               (b) Except as disclosed on Section 3.16(b) of the Tower Disclosure Schedule, there are no claims related to Environmental Laws pending or, to the Knowledge of Tower, threatened, against Tower or its affiliates or any person or entity whose liability for any such claim Tower or its affiliates has or may have assumed either contractually or by operation of law. Tower has not received any demand or notice issued with respect to the breach of any Environmental Laws applicable to Towers properties or assets, which demand or notice remains outstanding on the date of this Agreement.
               (c) Except as set forth on Section 3.16(c) of the Tower Disclosure Schedule, Tower and its affiliates are not subject to any remedial obligations required under Environmental Laws and, to the Knowledge of Tower, no environmental investigations or reviews have been undertaken by or are pending with any Governmental Entity.
               (d) Except as disclosed on Section 3.16(d) of the Tower Disclosure Schedule, Tower has not entered into, directly or indirectly, any indemnities or undertakings with any third party, including their Affiliates, relating to the environmental condition of, or any liabilities arising from or relating to, Tower’s assets and properties.
               (e) AOGI acknowledges that the representations and warranties contained in this Section 3.16 are the only representations and warranties being made by Tower with respect to compliance with, or liability or claims under, Environmental Laws or with respect to permits issued or required under Environmental Laws or with respect to any claims made against Tower with respect to any Environmental Laws.

          3.17 Taxes.
               (a) Tower has prepared and timely filed all returns, estimates, information statements and reports required to be filed with any taxing authority (“Returns”) relating to any and all Taxes concerning or attributable to Tower or its operations with respect to Taxes for which Returns were required by applicable law to be filed by Tower, and such Returns are true and correct and have been completed in accordance with applicable law. All Taxes due and owing (whether or not shown on any Return) have been paid when due. Tower has made available to AOGI copies of all Returns filed for all periods since inception;
               (b) Tower has, and as of the Closing Date Tower will have, (i) timely withheld from its employees, independent contractors, customers, shareholders, and other Persons from whom it is required to withhold Taxes in compliance with all applicable law, and (ii) timely paid all amounts so withheld to the appropriate Governmental Entity or taxing authority;
               (c) During the period of all unexpired applicable statutes of limitations, Tower has not been delinquent in the payment of any Tax. There is no Tax deficiency or liability outstanding or assessed or proposed against Tower that is not reflected as a liability on Tower’s Financial Statements, nor has Tower executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax;
               (d) Tower is not a party to any tax-sharing agreement or similar arrangement with any other party, and Tower has not assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other Person or agreed to indemnify any other Person with respect to any Tax;
               (e) Tower has never been a member of an affiliated group of corporations filing a consolidated federal income tax return;
               (f) Tower has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(4) of the Code apply to any disposition of assets owned by Tower;
               (g) Tower is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Tower that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 464 or 162(m) of the Code as an expense under applicable law;
               (h) Tower has complied with applicable information reporting and record maintenance requirements of Sections 6038, 6038A and 6038B of the Code and the regulations thereunder;
               (i) There are (and immediately following the Closing there will be) no liens or encumbrances, to Tower’s Knowledge, on the assets of Tower relating to or attributable to Taxes, other than liens for Taxes not yet due and payable;

               (j) Tower has neither requested nor received any private letter ruling from the Internal Revenue Service or comparable rulings from any other government or taxing agency (domestic or foreign);
               (k) No power of attorney with respect to Taxes has been granted with respect to Tower;
               (l) Tower’s Returns have never been subject to a Code Section 482 adjustment or corresponding provision of state, local or foreign law;
               (m) No claim, to Tower’s Knowledge, has been made by a taxing authority (domestic or foreign) in a jurisdiction where Tower does not file Returns to the effect that Tower may be subject to Tax by that jurisdiction;
               (n) Tower will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (B) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date; and
               (o) None of the tax attributes (including net operating loss carryforwards and general business tax credits) of Tower is limited by Section 382 or 383 of the Code for any period ending on or prior to the Closing Date. The amount, if any, of the net operating loss carryforwards and general business tax credits as of December 31, 2004 and the corresponding expiration date of such carryforwards, are set forth in Section 3.18(o) of the Tower Disclosure Schedule.
          3.18 Employee Benefit Plans.
               (a) Tower Employee Plans. Section 3.18 of the Tower Disclosure Schedule contains an accurate and complete list, with respect to Tower of each plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, employee pension benefit plans, stock or stock-related awards, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Tower, any of its subsidiaries or any for the benefit of any employee (collectively, the “Tower Employee Plans”). Tower has not made any plan or commitment to establish any new Tower Employee Plans, to modify any Tower Employee Plans (except to the extent required by law or to conform any such Tower Employee Plan to the requirements of any applicable law, in each case as previously disclosed to AOGI in writing, or as required by this Agreement).

               (b) No Self-Insured Tower Employee Plan. Tower has never maintained, established, sponsored, participated in or contributed to any self-insured “group health plan” (within the meaning of Section 5000(b)(1) of the Code) that provides benefits to employees (other than a medical flexible spending account, health reimbursement arrangement or other similar program, including any such plan pursuant to which a stop-loss policy or contract applies).
               (c) Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has Tower contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). Tower has never maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.
               (d) No Post-Employment Obligations. No Tower Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and Tower has not represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other Person that such employee(s) or other Person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute.
               (e) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or any termination of employment or service in connection therewith will, as applicable, (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by Tower or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.
          3.19 Brokers’ and Finders’ Fee. Other than the fee being paid by AOGI for a fairness opinion, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with the Merger, this Agreement or any transaction contemplated hereby.
          3.20 Bank Accounts. Section 3. 20 of the Tower Disclosure Schedule provides information with respect to each account maintained by or for the benefit of Tower at any bank or other financial institution including the name of the bank or financial institution, the account number and the names of all individuals authorized to draw on or make withdrawals from such accounts.
          3.21 Representations Complete. Tower has, to its Knowledge, provided AOGI with all information that AOGI has requested and with all information material to the business, operations, assets and liabilities of AOGI.
     4. REPRESENTATIONS AND WARRANTIES OF AOGI.
     AOGI represents and warrants to Tower that the statements contained in this Section 4 are true and correct, except as set forth in the AOGI Disclosure Schedule, and that the statements contained in this Section 4 are correct and complete as of the date hereof and shall be correct and complete as of the Closing Date.
          4.1 Organization, Standing and Power. AOGI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. AOGI has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted. AOGI is duly qualified to do business and is in good standing in each of the jurisdictions in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect. AOGI has delivered to Tower a true and correct copy of the articles of incorporation and bylaws of AOGI, each as amended to date. AOGI is not in violation of any of the provisions of its articles of incorporation or bylaws.
          4.2 Authority; Enforceability. AOGI has all requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by AOGI of the transactions contemplated hereby has been duly authorized by all requisite corporate action of AOGI. This Agreement has been duly executed and delivered by AOGI and, assuming due authorization, execution and delivery of this Agreement by Tower, constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto) will constitute, valid and legally binding obligations of AOGI, enforceable against AOGI in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          4.3 Noncontravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Entity to which AOGI is subject, or any provision of its articles of incorporation or bylaws, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which AOGI is a party or by which it is bound or to which any of its assets is subject, or (iii) require the consent, authorization or approval of a third party or Governmental Entity (other than the filing of the Statement of Merger and the Articles of Merger as provided in Section 2.2).
          4.4 Litigation. There is no action, claim, suite or proceeding pending or threatened against AOGI, whether before a Governmental Entity or otherwise, that would reasonably be expected to have a Material Adverse Effect on the ability of AOGI to consummate the transactions contemplated by this Agreement.
          4.5 Brokers’ and Finders’ Fee. Other than the fee being paid by AOGI for a fairness opinion, no broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with the Merger, this Agreement or any transaction contemplated hereby.

          4.6 Environmental Matters.
               (a) Except as disclosed in Section 4.6(a) of the AOGI Disclosure Schedule, AOGI and its affiliates have been and are currently in compliance with all applicable Environmental Laws, except for noncompliance as would not have a Material Adverse Effect on AOGI or its assets, operations, or financial condition. Such compliance includes the possession of permits and governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof and there are no conditions on or relating to any of AOGI’s properties or assets that might lead to a claim under Environmental Laws, whether actual or contingent, arising out of actions, occurrences or contamination on or before the Effective Time (under Environmental Laws existing on that date), whether or not any claim with respect to such actions, occurrences or contamination are brought before or after the Effective Time, except for such noncompliance as would not have a Material Adverse Effect on AOGI or its assets, operations, or financial condition.
               (b) Except as disclosed in Section 4.6(b) of the AOGI Disclosure Schedule, there are no claims related to Environmental Laws pending or, to the Knowledge of AOGI, threatened, against AOGI or its affiliates or any person or entity whose liability for any such claim AOGI or its affiliates has or may have assumed either contractually or by operation of law. AOGI has not received any demand or notice issued with respect to the breach of any Environmental Laws applicable to AOGI’s properties or assets, which demand or notice remains outstanding on the date of this Agreement.
               (c) Except as set forth in Section 4.6(c) of the AOGI Disclosure Schedule, AOGI and its affiliates are not subject to any remedial obligations required under Environmental Laws and no environmental investigations or reviews have been undertaken by or are pending with any Governmental Entity.
               (d) Except as disclosed in Section 4.6(d) of the AOGI Disclosure Schedule, AOGI has not entered into, directly or indirectly, any indemnities or undertakings with any third party, including their Affiliates, relating to the environmental condition of, or any liabilities arising from or relating to, AOGI’s assets and properties.
               (e) Tower acknowledges that the representations and warranties contained in this Section 4.6 are the only representations and warranties being made by AOGI with respect to compliance with, or liability or claims under, Environmental Laws or with respect to permits issued or required under Environmental Laws or with respect to any claims made against AOGI with respect to any Environmental Laws.
          4.7 Title to Property. AOGI has not permitted any encumbrances on its oil and gas leasehold interests, except with respect to those oil and gas leasehold interests in which Tower also has an interest, encumbrances that were permitted by Tower on an equal proportional basis.
          4.8 Absence of Undisclosed Liabilities. Except for liabilities reflected or reserved against in the financial statements included in the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (including the notes, if any, thereto), and liabilities set forth in Section 4.8 of the AOGI Disclosure Schedule, AOGI has no liabilities other than liabilities incurred in the ordinary course of business since December 31, 2004.
          4.9 Governmental Authorization; Compliance with Laws. AOGI has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of every applicable Governmental Entity, except as would not have a Material Adverse Effect on AOGI, or its assets, operations, or financial condition. AOGI has not received any written notice of any material violation of any law, ordinance, regulation, or order applicable to AOGI or the business conducted by it. Except as set forth in Section 4.9 of the AOGI Disclosure Schedule, AOGI holds all permits, licenses, consents, and authorizations that are necessary for the conduct of its business, except where any failure to hold such authorization would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on AOGI.
          4.10 Material Contracts.
               (a) Section 4.10 of the AOGI Disclosure Schedule lists each AOGI Material Contract, with a designation of those AOGI Material Contracts to which Tower is a party. Other than those AOGI Material Contracts of AOGI to which Tower is a party, AOGI has delivered to Tower a complete and accurate copy of each written Material Contract and all amendments or modifications thereto. Except as set forth in Section 4.10 of the AOGI Disclosure Schedule, each AOGI Material Contract, to AOGI’s Knowledge, that was oral when entered into by AOGI has been reduced to writing.
               (b) With respect to each AOGI Material Contract: (i) the AOGI Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to AOGI, and to AOGI’s Knowledge, with respect to each other party thereto; (ii) the AOGI Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Effective Time in accordance with its terms as in effect prior to the Effective Time; and (iii) neither AOGI, nor to AOGI’s Knowledge, any other party, is in breach or default, and no event has occurred that, with notice or lapse of time or both, would constitute a breach or default by AOGI or, to AOGI’s Knowledge, by any such other party, or permit termination, modification or acceleration, under such AOGI Material Contract, and no notice of any such alleged breach or default has been served on or received by AOGI. No prior consent of any party to a AOGI Material Contract is required for the consummation by AOGI of the transactions contemplated hereby to be in compliance with the provisions of such AOGI Material Contract.
               (c) “AOGI Material Contract” means any contract, agreement, lease (other than oil and gas leases), promissory note, evidence of indebtedness, purchase order, letter of credit, license or other legally binding agreement of any nature, whether written or oral, to which AOGI is a party, and (i) the performance of which will involve either consideration in any one year in excess of $10,000 or total consideration over the life of that agreement in excess of $50,000, (ii) which evidence indebtedness of at least $25,000, (iii) creates or relates to the creation of any partnership, joint venture or any sharing of revenues, profits, losses, costs or liabilities, or (iv) that could reasonably be expected to cause a Material Adverse Effect on AOGI if breached by AOGI in such a manner as would (A) permit any other party to cancel or terminate the same (with or without notice of passage of time); (B) provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from AOGI; or (C) give rise to a right of acceleration of any material obligation or loss of any material benefit under such Material Contract.
     5. COVENANTS.
          5.1 Conduct of Business of Tower. From the date of this Agreement to the Closing, except for (a) entering into and performing this Agreement, (b) for the effect of the transactions contemplated by this Agreement, (c) as required by law or a Material Contract, or (d) as otherwise consented to by AOGI in writing, such consent not to be unreasonably withheld or delayed, Tower shall conduct its business in the ordinary course, consistent with past custom and practice (including quantity and frequency) and shall not take any action that would have resulted in a breach of Section 3.6 had such action been taken prior to the date of this Agreement.
          5.2 No Solicitation. From and after the date of this Agreement until the Effective Time, Tower and the Tower Shareholders shall not, directly or indirectly through any officer, director, employee, representative or agent of Tower or otherwise, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of all or a substantial portion of the assets, sale of shares of capital stock or similar transactions involving Tower other than the transactions contemplated by this Agreement, or engage or participate in negotiations or discussions concerning, or provide any non-public information to any Person or entity relating to, any such proposal or offer.
          5.3 Access to Information. Tower shall afford AOGI and its representatives, access, during normal business hours and upon reasonable notice, to (i) all of Tower’s properties, personnel, books, contracts, commitments and records; and (ii) all other information concerning the business, properties and personnel of Tower as AOGI may reasonably request.
          5.4 Confidentiality.
               (a) Each party to this Agreement receiving or acquiring Confidential Information (“Receiving Party”) of another party to this Agreement (“Disclosing Party”) pursuant to the transactions contemplated by this Agreement must take all reasonable measures to avoid disclosure or unauthorized use of the Confidential Information, including, at a minimum, those measures it takes to protect its own Confidential Information, and Receiving Party must: (a) hold all Confidential Information in strict confidence, and not use or disclose this information, or help another to do so, except for the limited purpose of advancing the mutually beneficial objectives of the Transaction; (b) limit disclosure of the Confidential Information to its employees and agents to a “need to know” basis to further the parties’ mutual interest, and inform all of these people of the obligations under this Agreement; and (c) immediately return to the Disclosing Party all Confidential Information obtained and all copies and excerpts thereof within 3 days of the earlier of (i) the Disclosing Party’s request, or (ii) termination of all discussions and Transactions between the parties, or (iii) termination of all discussions and Transactions between the parties, or (iv) completion of the review of the Confidential Information.

               (b) The provisions of Section 5.4(a) of this Agreement do not apply to any information that: (i) can be shown by documentation to have been either in the rightful possession of the Receiving Party prior to receipt of the Confidential Information from the Disclosing Party, or to have been independently developed by the Receiving Party without knowledge or use of the Confidential Information; (ii) is now or later becomes part of the public domain through no wrongful act or breach of this Agreement; (iii) was rightfully received from a third party who was rightfully in possession of it; (iv) must be disclosed because of any applicable governmental or judicial law, rule, regulation, directive, or order, as long as the Receiving Party uses its reasonable best efforts to give the Disclosing Party written notice sufficient to allow it to contest disclosure of the information and uses it reasonable best efforts to obtain confidential treatment for any Confidential Information that is disclosed; or (v) the Disclosing Party expressly agrees, in writing, that the Receiving Party can be free to disclose the information in the manner specified without violating the obligation to treat the information confidential.
          5.5 Public Disclosure. Unless otherwise permitted by this Agreement, AOGI and Tower shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law, by rules and regulations promulgated by the Securities and Exchange Commission, or by obligations pursuant to any listing requirements for AOGI’s listing on the OTC Bulletin Board.
          5.6 Further Assurances. Both before and after the Closing Date, AOGI and Tower shall use all commercially reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement shall (i) make any filings and give any notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) use all reasonable efforts to obtain any consent required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; (iii) use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger; and (iv) use all reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent to the Closing hereunder. Each party shall promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained by such party. Each party, at the reasonable request of the other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.
          5.7 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     6. CONDITIONS TO THE MERGER.
          6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:
               (a) Tower Shareholder Approval. The shareholders of Tower shall have, by unanimous consent, approved the transactions contemplated in this Agreement.
               (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition, to the extent the foregoing is in Tower’s control, preventing the consummation of the Merger shall be and remain in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, to the extent that the foregoing is in Tower’s control, seeking any of the foregoing be pending, which could reasonably be expected to have a Material Adverse Effect, either individually or combined with the Surviving Corporation after the Effective Time, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.
          6.2 Additional Conditions to the Obligations of AOGI. The obligations of AOGI to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by AOGI:
               (a) Representations, Warranties and Covenants. The representations and warranties of Tower in this Agreement shall be true and correct in all material respects without regard to any qualification as to materiality contained in such representation or warranty on and as of the date of this Agreement and on and as of the Closing as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).
               (b) Performance of Obligations. Tower shall have reasonably performed and complied in all material respects with all covenants, obligations and conditions of this Agreement reasonably required, in writing, to be performed and complied with by it as of the Closing.
               (c) Certificate of Officers; Good Standing. Tower shall have delivered to AOGI (i) a certificate executed on behalf of Tower certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied; (ii) a certificate of the Secretary of State of the State of Colorado as to the legal existence and good standing of Tower, dated no more than five (5) days prior to the Closing Date; and (iii) a certificate of Tower certifying as to (A) its organizational documents, (B) the incumbency of its officers, and (C) resolutions of both the Board of Directors and shareholders of Tower authorizing the transactions described herein;
               (d) Third-Party Consents. All requested, in writing, consents or approvals required to be obtained (whether by law or contract) in connection with the Merger and the other transactions contemplated by this Agreement, if any, shall have been obtained, where possible, and shall be in full force and effect.
               (e) Employment Agreements. Mr. O’Brien, Mr. Solomon, and Mr. Tholstrom, each individually, shall have entered into employment agreements with AOGI substantially in accordance with the employment agreements set forth on Schedules 6.2(f)-1, 6.2(f)-2, and 6.2(f)-3, attached hereto and incorporated herein by reference.
               (f) Tower Material Adverse Effect. Tower shall not have incurred a Material Adverse Effect, and, to Tower’s Knowledge, Tower is not reasonably likely to incur a Material Adverse Effect.
               (g) Stock Certificates. The holders of Tower Common Stock shall have delivered to AOGI all certificates representing any such shares of Tower Common Stock, together with executed stock assignments.
          6.3 Additional Conditions to Obligations of Tower. The obligations of Tower to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Tower:
               (a) Representations, Warranties and Covenants. The representations and warranties of AOGI in this Agreement shall be true and correct in all material respects without regard to any qualification as to materiality contained in such representation or warranty on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).
               (b) Performance of Obligations. AOGI shall have reasonably performed and complied in all material respects with all covenants, obligations and conditions of this Agreement reasonably required to be performed and complied with by them as of the Closing.
               (c) AOGI Certificate of Officers; Good Standing. AOGI shall have delivered to Tower (i) a certificate executed on behalf of AOGI certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; (ii) a certificate of the Secretary of State of the State of Nevada as to the legal existence and good standing of AOGI, dated no more than five (5) days prior to the Closing Date; and (iii) a certificate of AOGI certifying as to (A) its organizational documents, (B) the incumbency of its officers, and (C) resolutions of the Board of Directors of AOGI authorizing the transactions described herein;

               (d) AOGI Material Adverse Effect. AOGI shall not have incurred a Material Adverse Effect, and, to AOGI’s Knowledge, AOGI is not reasonably likely to incur a Material Adverse Effect.
     7. TERMINATION, EXTENSION AND WAIVER.
          7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Section 7.1(b) through Section 7.1(g), by written notice by the terminating party to the other party):
               (a) by the mutual written consent of AOGI and Tower;
               (b) by either AOGI or Tower if the Merger shall not have been consummated by April 30, 2005; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to materially fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;
               (c) by either AOGI or Tower if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
               (d) by AOGI if (i) any of Tower’s or the Tower Shareholders’ representations and warranties contained in this Agreement are materially inaccurate as of the date of this Agreement, or shall have become materially inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), or (ii) any of Tower’s or Tower Shareholders’ covenants contained in this Agreement shall have been materially breached; provided, however, that if a material inaccuracy in Tower’s or Towers Shareholders’ representations and warranties or a material breach of a covenant by Tower or the Tower Shareholders can be and is cured by Tower or the Tower Shareholders, as appropriate, within ten (10) calendar days of its occurrence, then AOGI may not terminate this Agreement under this subsection (d) on account of such material inaccuracy or breach;
               (e) by AOGI if, since the date of this Agreement, Tower shall have incurred any Material Adverse Effect, or there shall have occurred any event or circumstance that, in combination with any other events or circumstances, could reasonably be expected to result in a Material Adverse Effect;
               (f) by Tower if (i) any of AOGI’s representations and warranties contained in this Agreement are materially inaccurate as of the date of this Agreement, or shall have become materially inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), or (ii) any of AOGI’s covenants contained in this Agreement shall have been materially breached; provided, however, that if a material inaccuracy in AOGI’s representations and warranties or a material breach of a covenant by AOGI can be and is cured by AOGI, as appropriate, within ten (10) calendar days of its occurrence, then Tower may not terminate this Agreement under this subsection (d) on account of such material inaccuracy or breach;

               (g) by Tower if, since the date of this Agreement, AOGI shall have incurred any Material Adverse Effect, or there shall have occurred any event or circumstance that, in combination with any other events or circumstances, could reasonably be expected to result in a Material Adverse Effect;
          7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (i) the provisions of Sections 5.4, 5.7, and 8 shall remain in full force and effect and survive any termination of this Agreement and (ii) the termination of this Agreement shall not relieve any party from liability for damages incurred by the other party for any material breach of any representation, warranty or covenant contained in this Agreement.
          7.3 Extension; Waiver. At any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered pursuant hereto; and (iii) waive another party’s compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such foregoing extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.
     8. INDEMNIFICATION.
          8.1 Survival of Warranties. All representations, warranties, covenants, and agreements made in this Agreement, the schedules, exhibits or certificates delivered pursuant hereto or as provided herein and therein shall survive until the date that is twenty-four (24) months after the Closing Date (and thereafter until resolved if a claim in respect thereof has been made prior to such date); provided, however, that the representations and warranties made in this Agreement, the schedules, exhibits or certificates shall terminate immediately upon one of the following: (a) the acquisition of the beneficial ownership of 60% or more of AOGI’s then outstanding common stock by any person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), other than those providing the indemnification described in Section 8.2; (b) the consummation of a merger between AOGI and one other entity in which AOGI is not the surviving entity and the shareholders of AOGI immediately preceding the consummation of such merger do not, immediately after the consummation of such merger, beneficially own at least 40% of the then outstanding common stock of the surviving entity; and (c) the consummation of a merger among AOGI and more than one other entity in which (i) AOGI is not the surviving entity, (ii) the shareholders of AOGI immediately preceding the consummation of such merger do not, immediately after the consummation of such merger, beneficially own at least 40% of the then outstanding common stock of the surviving entity, and (iii) the shareholders of AOGI immediately preceding the consummation of such merger do not, immediately after the consummation of such merger, beneficially own, as a group, more shares of common stock of the surviving entity than any of the groups of shareholders of the other entities party to the merger.

     8.2 Indemnification.
               (a) In the event that either Tower or the Tower Shareholders breach any representation, warranty, covenant, or agreement contained herein, and, provided that AOGI makes a written claim for indemnification against the Tower Shareholders pursuant to Section 9.1 within the survival period set forth in Section 8.1, then the Tower Shareholders shall indemnify and hold harmless and satisfy and defend AOGI and its affiliates, officers, directors, employees, representatives, attorneys, consultants and agents (each an “AOGI Indemnified Person” and collectively, “AOGI Indemnified Persons”) against and in respect of any and all claims, obligations, liabilities, losses, damages, deficiencies, penalties, fines, costs or expenses (including, without limitation, reasonable legal fees and expenses) arising out of or resulting from any such breach.
               (b) In the event that AOGI breaches any representation, warranty, covenant, or agreement contained herein, and, provided that a Tower Shareholder makes a written claim for indemnification against the AOGI pursuant to Section 9.1 within the survival period set forth in Section 8.1, then AOGI shall indemnify and hold harmless and satisfy and defend the Tower Shareholders and their affiliates, representatives, attorneys, consultants and agents (each a “Tower Indemnified Person” and collectively, “Tower Indemnified Persons”) against and in respect of any and all claims, obligations, liabilities, losses, damages, deficiencies, penalties, fines, costs or expenses (including, without limitation, reasonable legal fees and expenses) arising out of or resulting from any such breach, provided, however that AOGI shall not have any obligation to indemnify the Tower Shareholders to the extent the claims, obligations, liabilities, losses, damages, deficiencies, penalties, fines, costs or expenses from all breaches exceed the Cap (after which point AOGI will have no further obligation to indemnify the Tower Indemnified Persons).
          8.3 Limitation on Tower Indemnification. Notwithstanding anything to the contrary herein, the sole source of indemnification by the Tower Shareholders to the AOGI Indemnified Persons pursuant to Section 8.2(a) above shall be the Merger Shares or any proceeds from the sale of the Merger Shares by the Tower Shareholders.
          8.4 Procedures for Indemnification.
     (a) Claim for Damages. Any Indemnified Person seeking indemnification for any claim shall give written notice to the indemnifying party in accordance with Section 9.1 of this Agreement (an “Indemnification Claim”), promptly after discovery of the potential claim; provided, however, that an Indemnified Person shall not be foreclosed from seeking indemnification by any failure to provide timely notice of the existence of an Indemnification Claim, provided that the amount of any such claim will be reduced by the amount that the indemnifying party actually have been materially damaged or prejudiced as a result of such delay. All Indemnification Claims submitted shall be paid within thirty (30) calendar days after the later of written demand for such Indemnification Claim or final determination of the amount of the Indemnification Claim.
               (b) Defense of Third-Party Claims. Promptly after the receipt by an Indemnified Person of notice of any claim of any third party, that is subject to indemnification hereunder, the Indemnified Person shall give written notice of such claim (a “Notice of Claim”) to the indemnifying party in accordance with Section 9.1, stating the nature and basis of such claim and the amount thereof, to the extent known; provided, however, that failure of an Indemnified Person to give such notice promptly shall not relieve the indemnifying party from any liability which it may have on account of this indemnification or otherwise, except to the extent that the indemnifying party is materially prejudiced thereby. The indemnifying party shall be entitled to participate in the defense or settlement of such matter and the parties agree to cooperate in any such defense or settlement and to give each other full access to all information relevant thereto and the indemnifying party shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into without the indemnifying party’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed. If any Notice of Claim relates to a claim by a Person or Persons other than AOGI, and the amount of such claim is fully covered by the foregoing indemnity, as limited herein, the Tower Shareholders may elect to defend against such claim at their expense, in lieu of AOGI assuming such defense; provided, AOGI shall be entitled to participate in or monitor such defense at its expense and the Tower Shareholders will fully cooperate with AOGI and its counsel with respect thereto and the Tower Shareholders shall not settle any such claims without the prior written consent of AOGI, which consent shall not unreasonably be withheld, conditioned, or delayed. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims.
     9. GENERAL PROVISIONS.
          9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) upon receipt if delivered personally; (ii) three (3) business days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (iii) one (1) business day after it is sent by commercial overnight courier service; or (iv) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice:
(a)    if to AOGI or Surviving Corporation to:
Andrew P. Calerich
American Oil & Gas, Inc.
1050 17th Street, Suite 1850
Denver, Colorado 80265
Fax: (303) 595-0709
with a copy to:
Alan L. Talesnick, Esq.
Patton Boggs LLP
1660 Lincoln Street, Suite 1900
Denver, Colorado 80264
Fax: (303) 894-9239

(b)    if to Tower or the Tower Shareholders to:
Patrick D. O’Brien
Tower Colombia Corporation
1050 17th Street, Suite 1850
Denver, Colorado 80265
Fax: (303) 595-0709
with a copy to:
David G. Ebner, Esq.
Lohf Shaiman Jacobs Hyman & Feijer PC
950 South Cherry Street, Suite 900
Denver, Colorado 80246
Fax: (303) 753-9997
          9.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
          9.3 Entire Agreement; Nonassignability, Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits and schedules hereto, (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) are not intended to confer upon any other Person any rights or remedies hereunder, and shall not be assigned by operation of law or otherwise without the written consent of the other party.
          9.4 Severability. In the event that any provision of this Agreement, or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
          9.5 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
          9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to applicable provisions of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within Denver County, Colorado in connection with any matter based upon or arising out of this Agreement or the matters contemplated hereby and it agrees that process may be served upon it in any manner authorized by the laws of the State of Colorado for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.
          9.7 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          9.8 Specific Performance. Tower and the Tower Shareholders acknowledge and agree that AOGI would be irreparably harmed and AOGI would not have any adequate remedy at law in the event that any of the material provisions of this Agreement were not reasonably performed by Tower or the Tower Shareholders in accordance with their specific terms or were otherwise breached. Accordingly Tower and the Tower Shareholders agree that AOGI shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which AOGI is entitled at law or in equity.
          9.9 Amendment; Waiver. Any amendment or waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).
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     IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.
AMERICAN OIL & GAS, INC.
By: /s/ Andrew P. Calerich
Name: Andrew P. Calerich
Title: President
TOWER COLOMBIA CORPORATION
By: /s/ Patrick O’Brien
Name: Patrick O’Brien
Title: President
MR. PATRICK O’BRIEN
/s/ Patrick O’Brien
MR. BOB SOLOMON
/s/ Bob Solomon
MR. KENDELL THOLSTROM
/s/ Kendell Tholstrom